

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON,  D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2023

Xiaofeng Denton Peng
Chief Executive Officer
Phoenix Motor Inc.
1500 Lakeview Loop
Anaheim, CA 92807

       **Re:  Phoenix Motor Inc.**
           **Registration Statement on Form S-3**
           **Filed July 14, 2023**
           **File No. 333-273252**

Dear Xiaofeng Denton Peng:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Fullem at (202) 551-8337 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing

cc:    Mitchell S. Nussbaum